Exhibit 99.1

PRESS RELEASE

AC Immune Announces Amendment to Morphomer ® Tau License and Collaboration Agreement with Lilly

•	Amended agreement reflects growing excitement in the field for targeting intracellular Tau and significant progress made with our Morphomer small molecules

•	Investigational New Drug (IND)-enabling studies to commence in H1 2026

Lausanne, Switzerland, April 7, 2026 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today announced an agreement with Eli Lilly and Company (Lilly) to amend their 2018 license and collaboration agreement to research and develop Tau aggregation inhibitor small molecules for the potential treatment of Alzheimer’s disease (AD) and other neurodegenerative diseases. The amendment continues the research and collaboration to cover development of new lead Tau Morphomer® candidates and potential back-up compounds.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “The progress in this collaboration highlights the important breakthroughs we have made with Morphomer small molecules for intracellular targeting of Tau. We look forward to working with the team at Lilly to drive forward the development of these potentially disruptive small molecule therapeutics for early-stage treatment and long-term prevention of neurodegenerative diseases. Increasingly, the scientific evidence suggests that targeting intracellular Tau can slow or even completely halt the pathology. This collaboration exemplifies our work towards precision prevention of neurodegenerative diseases. We expect to initiate Investigational New Drug (IND)-enabling studies imminently.”

Morphomer Tau candidates were selected for their ability to enter the brain when dosed orally, and for their specific binding to the targeted pathological conformation of the Tau protein. AC Immune has generated strong preclinical data suggesting that Tau Morphomers should be clinically relevant for inhibiting aggregation and seeding across pathological and disease stages.

Under this amendment, AC Immune will receive a CHF10 million upfront payment and a subsequent milestone payment with Phase 1 dosing, in addition to milestones announced in a prior amendment. AC Immune is eligible for further development, regulatory and commercial milestones of over CHF1.7 billion, plus tiered percentage royalty payments in the low double digits, as previously disclosed.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

PRESS RELEASE

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CA, CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.